As filed with the Securities and Exchange Commission on October 15, 2004
Registration Statement No. 333-114872

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 2 to

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

D&K Healthcare Resources, Inc.

(Exact name of registrant as specified in its charter)

Delaware	43-1465483
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
8235 Forsyth Blvd.
St. Louis, Missouri 63105
(Address of principal executive offices)

Registrant’s telephone number including area code:

(314) 727-3485

J. Hord Armstrong, III
Chairman of the Board and Chief Executive Officer
D&K Healthcare Resources, Inc.
8235 Forsyth Blvd.
St. Louis, Missouri 63105
314-727-3485
(Name and address of agent for service)	Copies to: John L. Gillis, Jr., Esq. Armstrong Teasdale LLP One Metropolitan Square, Suite 2600 St. Louis, Missouri 63102 314-621-5070 Fax 314-621-5065

     Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☑

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Offering Price	Aggregate	Registration
Securities to be Registered	be Registered(1)	per Share(2)	Offering Price(1)	Fee(5)(6)

Debt Securities, Common Stock, par value $.01 per share(3), Preferred Stock, no par value per share, Depositary Shares representing Preferred Stock, Warrants, Stock Purchase Contracts and Stock Purchase Units(4)	$200,000,000		$200,000,000	$25,340

(1)	In no event will the aggregate initial offering price of the Debt Securities, Common Stock, Preferred Stock, Depositary Shares representing Preferred Stock, Warrants, Stock Purchase Contracts and Stock Purchase Units issued under this Registration Statement exceed $200,000,000, or, if any securities are in any foreign currency units, the U.S. dollar equivalent of $200,000,000 and if any securities are issued at original issue discount, such greater amount as shall result in an aggregate offering price not to exceed $200,000,000.

(2)	Not applicable pursuant to General Instruction II (D) to Form S-3.

(3)	Each share of Common Stock includes one Preferred Share Purchase Right (“Right”). Prior to the occurrence of certain events, the Rights will not be exercisable or evidenced separately from the Common Stock.

(4)	In addition to any Preferred Stock or Common Stock or Depositary Shares that may be issued directly under this Registration Statement, there are being registered hereunder an indeterminate number of shares of Preferred Stock or Common Stock or Depositary Shares as may be issued upon conversion of Debt Securities or Preferred Stock or exercise of Stock Purchase Contracts, as the case may be. Separate consideration may not be received for any shares of Preferred Stock or Common Stock or Depositary Shares so issued upon conversion or exercise.

(5)	Calculated pursuant to Rule 457(o), based upon a bona fide estimate as of the date hereof of the maximum offering price.

(6)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUBJECT TO COMPLETION, DATED OCTOBER 15, 2004

$200,000,000

Debt Securities, Common Stock, Preferred Stock, Depositary Shares, Warrants to Purchase Debt Securities, Warrants to Purchase Common Stock, Warrants to Purchase Preferred Stock, Warrants to Purchase Depositary Shares, Stock Purchase Contracts and Stock Purchase Units

      This prospectus describes debt and equity securities that we may issue and sell at various times:

•	Our prospectus supplements will be filed at later dates and will contain specific terms of each issuance of debt or equity securities.

•	We can issue debt and equity securities with a total offering price of up to $200,000,000 under this prospectus.

•	We may sell the debt and equity securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be stated in the prospectus supplements. We may also sell debt and equity securities directly to investors.

      Our common stock is quoted on the Nasdaq National Market under the symbol “DKHR.” Any common stock sold by a prospectus supplement will be listed on the Nasdaq National Market, upon official notice of issuance.

      You should read this prospectus and any prospectus supplement carefully before you decide to invest. We will not sell any of the securities being offered without delivery of the applicable prospectus supplement describing the method and terms of the offering of the series of securities being offered.

      You should carefully consider the risks that we have described in “Risk Factors” beginning on page 4 before deciding whether to invest in our securities.

       Our principal office is at 8235 Forsyth Blvd., St. Louis, Missouri 63105, and our telephone number is (314) 727-3485.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC. By using a shelf registration statement, we may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus. The total dollar amount of the securities we will sell through these offerings will not exceed $200,000,000.

      This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

      This prospectus provides you with only a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s Internet website at http://www.sec.gov. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

      The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we have sold all the offered securities to which this prospectus relates or the offering is otherwise terminated.

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2004;

•	Our Current Report on Form 8-K, as filed with the SEC on October 12, 2004;

•	All of our filings pursuant to the Securities Exchange Act after the date of filing of the initial registration statement and prior to effectiveness of the registration statement; and

•	The description of our common stock contained in our Registration Statement on Form 8-A dated September 1, 1992 (File No. 0-20348).

      You may receive a copy of any of these filings, at no cost, by writing or telephoning Investor Relations, D&K Healthcare Resources Inc., 8235 Forsyth Blvd., St. Louis, Missouri 63105, telephone number (314) 727-3485. Our most recent SEC filings are also available on our website at www.dkhealthcare.com. The information on our website is not part of this prospectus.

INFORMATION ABOUT D&K

      D&K Healthcare Resources, Inc. was founded in December 1987 and is a full-service wholesale distributor of branded and generic pharmaceuticals and over-the-counter health and beauty aid products. We serve three classes of customers:

•	Independent and Regional Pharmacies: Located in 27 states primarily in the Midwest, Upper Midwest and South, these customers generally operate single or multi-site locations in one or more states.

•	National Accounts: Our national account customers generally operate a large number of locations in multiple regions of the United States.

•	Other Healthcare Providers: Our customers include hospitals, alternate-site care providers and pharmacy benefit management companies located in our 27 state primary distribution territory.

      We serve our customers by distributing a broad range of products through eight distribution facilities located in Missouri, Kentucky, Minnesota, South Dakota, Texas and Arkansas. We also offer a number of proprietary information systems, marketing programs and other business management solutions to assist our customers in operating and growing their businesses. In addition, we own a 70% equity interest in Pharmaceutical Buyers, Inc., a leading alternate-site group purchasing organization.

      Sales to independent and regional pharmacies consist of branded pharmaceuticals (approximately 89% of net sales in fiscal 2004), generic pharmaceuticals (approximately 8% of net sales in fiscal 2004) and over-the-counter health and beauty aid products (approximately 3% of net sales in fiscal 2004). Our national accounts trade class sales are predominantly branded pharmaceuticals.

      We believe that our size, decentralized operating structure and high level of customer service provide us with competitive advantages and position us to benefit from trends impacting our industry. National wholesale distributors are growing in size and scale as they pursue a strategy to become primary distributors to national pharmacies and other large healthcare providers. We believe their approach creates opportunities for us to effectively compete with them based on our business focus and differentiated service offering.

      For additional information about us, refer to the documents we have incorporated by reference. See “Where You Can Find More Information” beginning on page 2 to learn how to obtain copies of these documents.

RISK FACTORS

      An investment in our securities involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. Before purchasing our securities, you should carefully consider the following risk factors, as well as other information contained in or incorporated by reference in this prospectus, to evaluate an investment in our securities. The risks and uncertainties described below are those that we currently believe may materially affect our company. Other risks and uncertainties that we do not presently consider to be material or of which we are not presently aware may become important factors that affect our company in the future. If any of the risks discussed below actually occur, our business, financial condition, operating results, cash flows or prospects could be materially adversely affected.

Intense Competition in the Wholesale Pharmaceutical Distribution Industry Could Cause Our Sales and Margins to Decline.

      The wholesale distribution of pharmaceuticals is highly competitive, with national and regional distributors competing primarily on the basis of service and price. Other competitive factors include delivery service, credit terms, breadth of product line, customer support and merchandising, information system services and marketing programs. We compete with:

•	large, national distributors;

•	local and regional wholesalers;

•	manufacturers;

•	generic pharmaceutical telemarketers; and

•	specialty distributors.

      Our national competitors have significantly greater financial, distribution and marketing resources than we do. Moreover, our industry has experienced significant consolidation in recent years and, as a result, some of our competitors have significantly increased their advantage in such resources. Additionally, the products we distribute are generally available to our customers from multiple sources and many of our customers also utilize other wholesale distributors. Our competitors could obtain exclusive rights from manufacturers to market particular products that currently are not subject to exclusive distribution arrangements or which are currently distributed by us, which could cause us to lose sales or customers and our margins could decline. In addition, manufacturers could elect to sell a higher proportion of their products directly to customers, which would decrease the demand for such products from wholesale distributors and increase competition. We cannot assure you that we will not encounter increased competition in the future or that we will be able to keep our market share because of the high level of competition in our industry.

Our Business Could be Adversely Affected if Relations With any of Our Significant Suppliers are Terminated.

      Our ability to purchase pharmaceuticals, or to expand the scope of pharmaceuticals purchased, from a particular supplier is largely dependent upon such supplier’s assessment of our creditworthiness and our ability to resell the products we purchase. We are also dependent upon our suppliers’ continuing need for, and willingness to utilize, our services. If we cease to be able to purchase pharmaceuticals from any of our significant suppliers, such occurrence could have a material adverse effect on our business, results of operations and financial condition because many suppliers own exclusive patent rights and are the sole manufacturers of certain pharmaceuticals. If we were to become unable to purchase patented products from any such supplier, we would be required to purchase such products from other distributors on less favorable terms, and our profit margin on the sale of such products could be eliminated. Our 10 largest suppliers accounted for approximately 54% (by dollar volume) of our purchases during fiscal 2004 and more than 57% (by dollar volume) of our purchases during fiscal 2003. Our largest supplier accounted for approximately 16% (by dollar volume) of our purchases during fiscal 2004 and approximately 8% (by dollar volume) of our purchases during fiscal 2003. Substantially all of our agreements with suppliers are terminable by either party upon short notice and without penalty.

Our Industry has Experienced Declining Margin Percentages in Recent Years and, if This Trend Continues, Our Business Could be Adversely Affected.

      Over the past decade, participants in the wholesale pharmaceutical distribution industry have experienced declining gross and operating margin percentages. Industry sources estimate that the average gross margin percentage of companies in the industry has decreased from approximately 7.35% in calendar year 1990 to approximately 4.33% in calendar year 2002. Our gross margin percentage decreased from approximately 6.74% in fiscal year 1992 to approximately 4.07% in fiscal year 2004, primarily as a result of pricing pressures reducing margins. Currently, profitability of wholesale distributors, including us, is largely dependent upon earning volume incentives, cash discounts and rebates from pharmaceutical manufacturers. Our profitability is also partially dependent on our ability to purchase inventory in advance of anticipated or known manufacturer price increases. Although investment buying opportunities may enable us to increase our gross margin percentage when manufacturers increase prices, such buying requires subjective assessments of future price changes as well as significant working capital. If our gross margin percentages decline significantly, or if our assessments of future price changes are incorrect, or if we do not have the necessary working capital to take advantage of buying opportunities, our profitability could be materially adversely affected.

Changes in Vendor Supply Chain Management Policies and the Use of Inventory Management Agreements in the Pharmaceutical Distribution Industry Could Adversely Impact Our Results of Operations.

      Our business is dependent on our ability to purchase pharmaceutical products. We historically invested capital in pharmaceutical inventory to take advantage of relevant market dynamics, including anticipated manufacturer price increases. We have recently seen changes in vendor supply chain management policies related to product availability, including the use of inventory management agreements. Inventory management agreements generally provide for the distributor to be compensated on a negotiated basis to help manufacturers better match their shipments to meet market demand, thereby resulting in less surplus inventory available to the distributor. Continued changes in vendor policies related to product availability may limit our ability to leverage our resources and could adversely impact our business and results of operations.

The Loss of one or More of Our Largest Customers or a Significant Decline in the Level of Purchases Made by one or More of Our Largest Customers Could Hurt Our Business by Reducing Our Revenues and Earnings.

      Our 10 largest customers accounted for approximately 28% (by dollar volume) of our revenues during fiscal 2004 and approximately 43% (by dollar volume) of our revenues during fiscal 2003. Our largest customer accounted for approximately 7% (by dollar volume) of our revenues during fiscal 2004 and approximately 9% of our revenues during fiscal 2003. As is customary in our industry, our customers are generally permitted to terminate our relationship or reduce purchasing levels on relatively short notice and without penalty. Termination of a relationship by a significant customer or a significant decline in the level of purchases made by a significant customer could have a material adverse effect on our business, results of operations and financial condition. Additionally, an adverse change in the financial condition of a significant customer, including an adverse change as a result of a change in governmental or private reimbursement programs, could have a material adverse effect on our ability to collect our receivables from the customer and the volume of our sales to the customer.

Our Sales Could Decline if we Were to Lose Our Prime Vendor Status With a Cooperative Purchasing Group.

      We have contracted with several cooperative purchasing groups to be their primary vendor. While we continue to contract directly with the members of these purchasing groups, members are entitled to the pricing we have negotiated with the groups. The majority of our independent and regional customers are members of these cooperative purchasing groups. If a cooperative purchasing group elected not to renew its contract with us, we cannot assure you that all or any of our individual customers that are members of that purchasing group would continue to purchase products from us. If a significant number of customers were to elect not to continue to purchase products from us, our sales would decline.

Our Business Could Be Adversely Affected If We Lose Any Members of Our Key Personnel.

      We are dependent on the services of our senior management and on the relationships between our key personnel and our significant customers and suppliers. We have entered into employment agreements or non-competition agreements with four key members of our management team. The loss of certain members of our senior management, particularly our Chief Executive Officer, Chief Operating Officer or Chief Financial Officer, could have a material adverse effect on our business, results of operations and financial condition. We generally do not carry life insurance policies on the lives of our key senior managers or key purchasing or sales personnel. As is generally true in the industry, if any of our senior management or key personnel with an established reputation within the industry were to leave our employ, we cannot assure you that our customers or suppliers who have relationships with such person would not purchase products from such person’s new employer, rather than from us, or would continue to sell products or inventory to us on terms at least as favorable as before such person’s departure.

Our Business Could Suffer If We Are Unable to Complete and Integrate Acquisitions Successfully.

      One aspect of our growth and operating strategy is to pursue strategic acquisitions of other pharmaceutical wholesalers and companies that expand or complement our business. We cannot assure you that suitable acquisition candidates will be identified, that acquisitions can be consummated on acceptable terms, that any acquired companies can be integrated successfully into our operations or that we will be able to retain an acquired company’s significant customer and supplier relationships or otherwise realize the intended benefits of any acquisition. Any such expansion could require significant capital resources and divert management’s attention from our existing business. Such acquisitions could also result in liabilities being incurred that were not known at the time of acquisition or the creation of tax and accounting issues. Failure to accomplish future acquisitions could limit our revenues and earnings potential.

Changes in the Healthcare Industry Could Adversely Affect Us.

      The healthcare industry has undergone significant change in recent years as a result of various efforts to reduce costs, including proposed national healthcare reform, trends toward managed care, spending cuts in Medicare, consolidation of pharmaceutical and medical/surgery supply distributors, the development of large, sophisticated purchasing groups and efforts by third party payors to contain or reduce healthcare costs. Group purchasing organizations’ contracting practices, especially those of larger entities serving hospital clients, have been subjected to government scrutiny and lawsuits in recent years, primarily from an antitrust perspective. We cannot predict whether these trends will continue or whether any other healthcare reform efforts will be enacted and what effect any such reforms may have on our practices and products or our customers and suppliers. Any future changes in the healthcare industry, including a reduction in governmental financial support of healthcare services, adverse changes in legislation or regulations governing the delivery or pricing of prescription drugs, healthcare services or mandated benefits may cause healthcare industry participants to significantly reduce the amount of our products and services they purchase or the price they are willing to pay for our products and services. Changes in pharmaceutical manufacturers’ pricing or distribution policies could also significantly and adversely affect our revenues, margins and profitability.

Federal and State Laws That Protect Patient Health Information May Increase Our Costs and Limit Our Ability to Collect and Use That Information.

      Our activities subject us to numerous federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information, including the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and related rules and regulations. The issuance of these regulations and of future judicial or regulatory guidance regarding the interpretation of regulations, the states’ ability to promulgate stricter rules, and continuing uncertainty regarding many aspects of the regulations’ implementation may make compliance with the relatively new regulatory landscape difficult. For example, our existing programs and systems may not enable us to comply in all respects with the new security regulations. In order to comply with the regulatory requirements, we will be required to employ additional or different programs and systems. Further, compliance with these regulations would require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. The new regulations and the related compliance costs could have a material adverse effect on our business.

We Could Be Adversely Affected If There Are Changes in the Regulations Affecting the Healthcare Industry or If We Fail to Comply with Current Regulations Applicable to Our Business.

      The healthcare industry is more heavily regulated than many other industries. As a distributor of certain controlled substances and prescription pharmaceuticals, we are required to register with and obtain licenses and permits from certain federal and state agencies and must comply with operating and security measures prescribed by those agencies. We are also subject to various regulations including the 1987 Prescription Drug Marketing Act, an amendment to the federal Food, Drug and Cosmetic Act, which regulates the purchase, storage, security and distribution of prescription pharmaceuticals. Our compliance with these regulations is monitored through periodic site inspections conducted by various governmental agencies. Any failure to comply with these regulations or to respond to changes in these regulations could result in penalties on us such as fines, restrictions on our operations or a temporary or permanent closure of our facilities. These penalties could harm our operating results. We cannot assure you that future changes in applicable laws or regulations will not materially increase the costs of conducting business or otherwise have a material adverse effect on our business, results of operations and financial condition.

Our Operations and Quarterly Results Are Subject to Seasonality and Variability.

      Historically, our operations have experienced certain seasonal patterns. Generally, our net sales are highest in the third and fourth quarters and lowest in the first quarter of our fiscal year. As a result, we have historically achieved approximately 60% of our earnings in our third and fourth fiscal quarters. These fluctuations are attributable, in part, to the timing of product price increases enacted by manufacturers and to the winter cold and flu season. Our earnings may continue to vary materially from quarter to quarter due to these and other factors.

CERTAIN FINANCIAL INFORMATION

      The unaudited pro forma combined condensed statement of operations presented below for the fiscal year ended June 30, 2004 has been prepared to give effect to our acquisition of Walsh HealthCare Solutions, Inc. (“Walsh”) on December 5, 2003 as if it had been completed as of July 1, 2003. The unaudited pro forma combined condensed statement of operations for the fiscal year ended June 30, 2004 combines our results of operations for the fiscal year ended June 30, 2004 and Walsh’s results of operations for the period from July 1, 2003 through December 5, 2003.

      The unaudited pro forma combined statement of operations is intended for informational purposes only and, in the opinion of management, is not indicative of our financial position or results of operations after the acquisition or our financial position or results of operations had the acquisition actually been effected as of the dates indicated, nor are they indicative of our future financial position or results of operations.

      These unaudited combined condensed pro forma financial statements should be read in conjunction with our Annual Report on Form 10-K for the year ended June 30, 2004, Walsh’s audited financial statements for the year ended April 30, 2003 filed as an exhibit to our Form 8-K/ A on February 13, 2004 and the unaudited pro forma balance sheets and combined condensed statements of operations for previous periods filed as part of our Form 8-K/ A on February 13, 2004.

	For the Fiscal year Ended June 30, 2004

				Pro Forma		Pro Forma
	D&K	Walsh	Combined	Adjustments		Combined

	(Amounts in thousands, except per share information)
Net sales	$2,541,190	$340,538	$2,881,728	$—		$2,881,728
Cost of sales	2,437,795	331,396	2,769,191	3,524		2,772,715

Gross profit	103,395	9,142	112,537	(3,524)		109,013
Depreciation and amortization	3,782	1,688	5,470	269	(1)	5,739
Operating expenses	67,874	15,382	83,256	—		83,256

Income (loss) from operations	31,739	(7,928)	23,811	(3,793)		20,018

Other income (expense)
Interest expense	(13,909)	(1,750)	(15,659)	441	(2)	(15,218)
Other, net	124	(914)	(790)	—		(790)

	(13,785)	(2,664)	(16,449)	441		(16,008)

Income before income tax provision	17,954	(10,592)	7,362	(3,352)		4,010
Income tax provision	(6,956)	4,739	(2,217)	(653	)(3)	(1,564)
Minority interest	(784)	258	(526)	(258	)(4)	(784)

Income (loss) from continuing operations	$10,214	$(5,595)	$4,619	$(2,957)		$1,662

EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS:
Basic earnings per share from continuing operations	$0.73					$0.12

Basic common shares outstanding	$13,935					$13,935

Diluted earnings per share from continuing operations	$0.71					$0.10

Diluted common shares outstanding	14,137					14,137

(1)	Reflects the amortization of intangible assets over an estimated weighted-average useful life of 10 years.

(2)	Reflects the decrease in interest expense resulting from the issuance of debt to finance the purchase price. The interest rate on new debt of $104.4 million is assumed to be 3.05%. A change of 1/8% in the interest rate would result in a change in annual interest expense and net income of $130,000 and $80,000 before and after taxes, respectively.

(3)	Reflects the tax effect of pro forma adjustments at the statutory tax rate.

(4)	Reflects the elimination of a minority interest in an affiliate of Walsh that became 100% owned upon our acquisition of Walsh.

FORWARD-LOOKING STATEMENTS

      Some of the statements in this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward looking statements are not based on historical fact, but rather reflect our current expectations concerning future results and events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. Such factors include, among others:

•	the competitive nature of our industry;

•	our customers generally having the right to terminate or reduce their purchases on relatively short notice;

•	the changing business and regulatory environment of the healthcare industry in which we operate; and

•	other factors set forth in reports and other documents filed by us with the Securities and Exchange Commission from time to time.

      You are cautioned not to place undue reliance on these forward-looking statements, which reflect our views only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      Unless we indicate otherwise in the prospectus supplement which accompanies this prospectus, we expect to use the net proceeds we receive from any offering of these securities for some or all of the following purposes:

•	repayment of a portion of our existing short-term and long-term debt;

•	capital expenditures;

•	additional working capital;

•	acquisitions; and

•	general corporate purposes.

      Before we apply the proceeds to the intended use, we may temporarily invest the proceeds in short-term, interest-bearing instruments or other investment-grade debt securities.

RATIO OF EARNINGS TO FIXED CHARGES

      Set forth below are the consolidated ratios of earnings to fixed charges for us for the fiscal year ended June 30, 2004 and for each of the years in the five-year period ended June 30, 2004.

	For the Years Ended June 30,

	2004	2003	2002	2001	2000

	(Dollars in thousands)
Earnings:
Income from continuing operations before taxes and minority interest	$17,954	$23,706	$35,910	$15,031	$13,399
Fixed charges	15,571	11,750	10,966	13,771	11,023

Total	$33,525	$35,456	$46,876	$28,802	$24,422

Fixed Charges:
Interest	$13,939	$10,325	$9,870	$12,645	$10,259
Amortization of debt issuance costs	1,632	1,425	1,096	1,126	764

Total	$15,571	$11,750	$10,966	$13,771	$11,023

Ratio of Earnings to Fixed Charges:
Actual	2.15	3.02	4.27	2.09	2.22

DESCRIPTION OF THE SECURITIES WE MAY OFFER

      We may issue, from time to time, in one or more offerings the following securities:

•	debt securities, which may be senior or subordinated;

•	shares of common stock;

•	shares of preferred stock or depositary shares representing fractions of shares of preferred stock;

•	warrants exercisable for debt securities, common stock, preferred stock or depositary shares;

•	stock purchase contracts; and

•	stock purchase units.

      The aggregate initial offering price of these offered securities that we may issue will not exceed $200,000,000. If we issue debt securities at a discount from their principal amount, then, for purposes of calculating the aggregate initial offering price of the offered securities issued under this prospectus, we will include only the initial offering price of the debt securities and not the principal amount of the debt securities.

      This prospectus contains a summary of the material general terms of the various securities that we may offer. The prospectus supplement relating to any particular securities offered will describe the specific terms of the securities, which may be in addition to the general terms summarized in this prospectus. Because the summary in this prospectus and in any prospectus supplements does not contain all of the information that you may find useful, you should read the documents relating to the securities that are described in this prospectus or in the prospectus supplement. See “Where You Can Find More Information” beginning on page 2 to find out how you can obtain a copy of those documents.

      The prospectus supplement will also contain the terms of the offering, the initial public offering price and our net proceeds. Where applicable, the prospectus supplement will also describe any material United States federal income tax considerations relating to the securities offered and indicate whether the securities offered are or will be listed on any securities exchange.

DESCRIPTION OF DEBT SECURITIES

      This section summarizes the terms that will apply to the debt securities we may offer. The prospectus supplement relating to any particular debt securities will contain most of the financial terms and other specific terms applicable to those securities. Those terms may vary from the terms described here. The prospectus supplement may also describe material federal income tax consequences of the particular securities. As used in this section, “we,” “us,” “our” and “D&K” refer to D&K Healthcare Resources, Inc. and not to any of our subsidiaries.

      The debt securities that we may issue will be unsecured, direct, general obligations of D&K. We may issue either senior debt securities or subordinated debt securities. Our senior debt securities will rank equally with all other unsecured and unsubordinated indebtedness of D&K. Our subordinated debt securities will be subordinated in right of payment to the prior payment in full of the “senior debt” of D&K, as described below under “Subordination of Subordinated Debt Securities” beginning on page 13.

      As required by federal law for all bonds and notes publicly offered by companies, the debt securities will be issued under a document called an “indenture.” An indenture is a contract between us and a corporate trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf described under “Remedies If an Event of Default Occurs” beginning on page 16. Second, the trustee performs administrative duties for us, such as sending your interest payments, transferring your securities to a new buyer if you sell and sending you notices.

      We will issue any senior debt securities under a “senior debt indenture,” and any subordinated debt securities under a separate “subordinated debt indenture.” Each indenture will be between D&K and a trustee that meets the requirements of the Trust Indenture Act of 1939. For purposes of the descriptions in this section, we may refer to the senior debt indenture and the subordinated debt indenture as an “indenture” or, collectively, as the “indentures.”

      The indentures do not limit the amount of debt securities that may be issued under them. We may issue the debt securities from time to time in one or more series. We are not required to issue all of the debt securities of one series at the same time and we may reopen a series and issue additional debt securities of that series without the consent of the holders of the outstanding debt securities of that series.

      The prospectus supplement for any particular debt securities will indicate whether the debt securities are senior debt securities or subordinated debt securities and describe the specific terms of the debt securities. Because this summary and the summary in any prospectus supplement do not contain all of the information you might find useful, you should read the applicable indenture for provisions that may be important to you. The forms of the indentures are exhibits to the registration statement. See “Where You Can Find More Information” beginning on page 2 to find out how you can obtain a copy of the registration statement.

Terms of Debt Securities to Be Included in the Prospectus Supplement

      The prospectus supplement for any series of debt securities that we may offer will state the price or prices at which the debt securities will be offered and will contain the specific terms of the debt securities of that series. These terms may include the following:

•	the title of the debt securities and whether they are senior debt securities or subordinated debt securities;

•	the aggregate principal amount of the debt securities and any limit on that aggregate principal amount;

•	the date or dates on which the principal of the debt securities will be payable;

•	the interest rate or rates, if any, and the date or dates from which the interest accrues;

•	the dates on which the interest, if any, is payable and the regular record dates for the interest payment dates;

•	the places where the principal of and any premium and any interest on the debt securities will be payable;

•	whether the offered debt securities are redeemable at our option and, if so, the redemption price or prices and other redemption terms and conditions;

•	whether we must redeem or purchase the offered debt securities according to any sinking fund or similar provision or at the option of the holder of the debt securities, and the period or periods within which, or the date and dates on which, the price or prices at which, and the other terms and conditions upon which the debt securities will be redeemed or purchased, in whole or in part, in accordance with that obligation;

•	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which debt securities of the series will be issuable;

•	whether any index, formula or other method will determine payments of principal or interest and the manner of determining the amount of the payments;

•	if other than U.S. dollars, the currency, currencies, or currency units in which the principal of, or any premium or interest on, debt securities of the series will be payable;

•	if the principal or any premium or interest is to be payable, at the election of D&K or the holder, in a currency or currencies other than that or those in which the debt securities are stated to be payable, the currency or currencies in which the payment may be elected to be payable and the periods within which, and the terms and conditions upon which, the election is to be made;

•	whether we have the right to defer payments of interest by extending the interest payment period and the duration of any permissible extension;

•	if the debt securities will be issued in whole or in part in the form of a book-entry debt security, as described under the heading “Book-Entry Securities” beginning on page 21, the depositary for the debt securities and the terms and conditions, if any, upon which the book-entry debt securities may be registered for transfer or exchange in the name of a person other than the depositary or its nominee;

•	any addition to the events of default described under “Remedies If an Event of Default Occurs” beginning on page 16;

•	any addition to the covenants in the indenture applicable to the debt securities;

•	if applicable, the terms of any right to convert or exchange the debt securities into common or preferred stock or depositary shares of D&K;

•	whether the debt securities will be sold as part of units consisting of debt securities and other securities;

•	if the debt securities are to be issued upon the exercise of warrants, the time, manner and place for the debt securities to be authenticated and delivered; and

•	any other terms consistent with the applicable indenture.

      We may issue some of the debt securities at a substantial discount below their principal amount as “original issue discount securities.” “Original issue discount securities” means that less than the entire principal amount of the securities will be payable upon declaration of acceleration of their maturity. The applicable prospectus supplement will describe any material federal income tax consequences and other considerations that apply to original issue discount securities.

      Debt securities may bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate and debt securities issued as part of units consisting of debt securities and other securities may be sold or deemed to be sold at a discount below their stated principal amount. If D&K has the right to defer interest with respect to any debt securities, the holders of these debt securities may be allocated interest income for federal and state income tax purposes without receiving equivalent, or any, interest payments. Any material federal income tax considerations applicable to any discounted debt securities or to debt securities issued at par that are treated as having been issued at a discount for federal income tax purposes will be described in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

      To the extent provided in the subordinated debt indenture, the payment of the principal of, and any premium and interest on, any subordinated debt securities, including amounts payable on any redemption or repurchase, will be subordinated in right of payment to the prior payment in full of all our “senior debt,” as defined below. This means that in some circumstances, if we do not make payments on all of our debt obligations as they come due, the holders of our senior debt will be entitled to receive payment in full of all amounts that are due or will become due on our senior debt before the holders of subordinated debt securities will be entitled to receive any amounts on the subordinated debt securities. These circumstances include:

•	our filing for bankruptcy or the occurrence of other events in bankruptcy, insolvency or similar proceedings;

•	any liquidation, dissolution or winding up of our company, or any assignment for the benefit of our creditors or marshaling of our assets; or

•	acceleration of the maturity of the subordinated debt securities. For example, the entire principal amount of a series of subordinated debt securities may be declared to be due and immediately payable or may be automatically accelerated due to an event of default as described under “Remedies If an Event of Default Occurs” beginning on page 16.

      In addition, we are not permitted to make payments of principal, any premium or interest on the subordinated debt securities if we default in our obligation to make payments on any senior debt beyond any applicable grace period and do not cure that default, or if an event of default that permits the holders of any senior debt or a trustee on their behalf to accelerate the maturity of the senior debt occurs, or if any judicial proceeding is pending with respect to a payment default or event of default of this kind with respect to senior debt.

      These subordination provisions mean that if we are insolvent, a holder of our senior debt may ultimately receive out of our assets more than a holder of the same amount of our subordinated debt.

      “Senior debt” means the principal of, any premium and unpaid interest on all of our present and future:

•	indebtedness for money that we borrow;

•	obligations represented by our bonds, debentures, notes or similar instruments;

•	indebtedness incurred, assumed or guaranteed when we acquire any business, property or assets except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles;

•	obligations that we owe as a lessee under leases that generally accepted accounting principles require us to capitalize on our balance sheet;

•	reimbursement obligations under letters of credit relating to indebtedness or other obligations of the kind referred to in the four bullets above; and

•	obligations under our guarantees of the indebtedness or obligations of others of the kind referred to in the five bullets above.

      Senior debt does not include any indebtedness that expressly states in the instrument creating or evidencing it that it is not superior in right of payment to the subordinated debt securities. Senior debt also does not include any subordinated debt securities.

      As of June 30, 2004, the Company had outstanding an aggregate of $307.7 million senior secured indebtedness, $0 of subordinated indebtedness, and $0 of senior unsecured indebtedness. The applicable prospectus supplement will describe the approximate amount, on a recent date, of senior debt outstanding to which the subordinated debt securities of that series will be subordinated. Neither indenture limits the amount of senior debt we are permitted to have, and we may incur additional senior debt after the issuance of any subordinated debt securities.

Conversion or Exchange of Debt Securities

      The applicable prospectus supplement will describe the terms, if any, on which a series of debt securities may be converted into or exchanged for D&K common or preferred stock or depositary shares. These terms will include whether the conversion or exchange is mandatory, or is at D&K’s option or the option of the holder. We will also describe in the applicable prospectus supplement how we will calculate the number of securities that holders of debt securities would receive if they were to convert or exchange their debt securities, the conversion price, any other terms related to conversion and any anti-dilution protections.

Consolidation, Merger or Sale of Assets

      The indentures generally permit D&K to consolidate with or merge into another company. They also permit us to sell substantially all our assets to another company. However, we may not take any of these actions unless the following conditions are met:

•	If we merge out of existence or sell our assets, the other company may not be organized under a foreign country’s laws. In other words, the other company must be a corporation, partnership, limited liability company or trust organized under U.S. state or federal law or the laws of the District of Columbia. In addition, the other company must agree to be legally responsible for the debt securities; and

•	The merger, sale of assets or other transaction must not cause a default on the debt securities. For purposes of this no-default test, a default would include any event of default described below under “Remedies If an Event of Default Occurs” beginning on page 16 that has occurred and is continuing. A default for this purpose would also include any event that would be an event of default if the requirement for giving us default notice or the requirement that the default had to exist for a specific period of time was disregarded.

      If we merge out of existence or sell substantially all our assets, the surviving or acquiring entity will be substituted for D&K in the indentures with the same effect as if it had been an original party to the indentures. After a merger or sale of substantially all our assets, the surviving or acquiring entity may exercise D&K’s rights and powers under each indenture, and D&K will be released from all its liabilities and obligations under the indenture and under the debt securities.

Modification and Waiver

Modification

      There are three types of changes we can make to the indentures and the debt securities.

      Changes Requiring Approval of All Holders. First, there are changes that cannot be made to either indenture and the debt securities issued under that indenture without the approval of the holder of each debt security affected by the changes:

•	change the stated maturity of the principal of or interest on any debt security;

•	reduce any amounts due on any debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the place or currency of payment on any debt security;

•	impair the right of the holders to sue for payment;

•	impair any right that a holder of a debt security may have to exchange or convert the debt security for or into our common stock, preferred stock or depositary shares;

•	reduce the percentage of the securities of any series whose holders’ consent is needed to modify the indenture;

•	reduce the percentage of the securities of any series whose holders’ consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•	in the case of subordinated debt securities, modify the ranking or priority of the securities in a way that is adverse to the holders in any material respect; or

•	modify any aspect of the provisions dealing with modification and waiver of the indenture, except to increase any required percentage referred to above or to add to the provisions that cannot be changed or waived without consent of the holder of each affected debt security.

      Changes Requiring Consent by the Holders of 66 2/3% of the Debt Securities of Each Affected Series. The second type of change to either indenture and the debt securities issued under that indenture requires a vote in favor by holders owning 66 2/3% of the principal amount of the debt securities of each series affected by the change. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities in any material respect.

      Changes Not Requiring Approval. The third type of change does not require any consent by holders of the debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect and which is for any one or more of the following purposes:

•	to cure any ambiguity, defect, or inconsistency in the indentures, in any supplemental indenture or in the debt securities issued under the indentures;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	to add to the covenants of the Company for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us under the indentures;

•	to add to, delete from or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities, as set forth in the indentures;

•	to make any change that does not adversely affect the rights of any securityholder in any material respect;

•	to add to the rights of the holders of any series of debt securities;

•	to add any additional events of default for the benefit of the holders of all or any series of debt securities;

•	to secure the debt securities;

•	to evidence and provide for the acceptance of appointment under the indentures by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indentures; or

•	to evidence the succession of another corporation to the Company, or successive successions, and the assumption by the successor corporation of the covenants, agreements and obligation of us under the indentures.

Waiver

      A vote in favor by holders owning a majority of the principal amount of the debt securities of an affected series would be required for us to obtain a waiver of a past default with respect to the series. However, we cannot obtain a waiver of a payment default or any other aspect of either indenture or the debt securities listed above under “Changes Requiring Approval of All Holders” beginning on page 15 unless we obtain the individual consent of each holder of securities affected by the change.

Rules Concerning Voting

      When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known, because, for example, it is based on an index, we will use a special rule described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

      Debt securities will not be considered outstanding and will, therefore, not be eligible to vote if we have deposited or set aside in trust for the holders money for their payment or redemption. In addition, securities will not be eligible to vote if they have been fully defeased as described under “Defeasance and Covenant Defeasance — Full Defeasance” beginning on page 18. Also, securities that we or our affiliates own will not be considered outstanding. However, securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the trustee’s satisfaction the pledgee’s right to vote with respect to the securities and that the pledgee is not one of the persons referred to in the preceding sentence.

      In certain circumstances, we or the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series of debt securities, that vote or action may be taken only if holders of the required percentage of outstanding debt securities vote within 90 days of the record date to approve taking the action.

Remedies If an Event of Default Occurs

      If you are the holder of a subordinated debt security, all the remedies available upon the occurrence of any event of default under the subordinated debt indenture will be subject to the restrictions on the subordinated debt securities described above under “Subordination of Subordinated Debt Securities” beginning on page 13.

      Each indenture defines an “event of default” with respect to the debt securities of any series to mean any of the following:

•	our failure to pay interest on a debt security of that series within 30 days after its due date;

•	our failure to pay the principal of, or any premium on, a debt security of that series at its due date, and continuance of that failure for a period of 30 days if the security became due by its terms as a result of a sinking fund provision;

•	our failure to deposit any sinking fund payment with respect to debt securities of that series within 30 days after it becomes due;

•	our failure to perform, or breach of, any other covenant or warranty of D&K in the indenture with respect to debt securities of that series that continues for 90 days after a written notice to us by the applicable trustee or to us and the trustee by the holders of at least 25% of the principal amount of the outstanding debt securities of that series stating that we are in default;

•	certain defaults with respect to our debt (other than the debt securities issued under the indenture) in any aggregate principal amount in excess of $75,000,000 consisting of the failure to make any payment at maturity or that results in acceleration of the maturity of such debt; and

•	our filing for bankruptcy or the occurrence of other specific events of bankruptcy, insolvency, or reorganization.

      If an event of default applicable to any series of debt securities then outstanding occurs and continues, the applicable trustee or the holders of not less than a majority of the principal amount of the outstanding debt securities of that series will have the right to declare the entire principal of all the debt securities of that series to be due and payable immediately. If the event of default occurs because of specified events in bankruptcy, insolvency or reorganization relating to D&K, the entire principal amount of the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. Each of the situations described above is called a declaration of acceleration of maturity. Under certain circumstances, the holders of a majority of the principal amount of the securities of that series may cancel the declaration of acceleration of maturity and waive the past defaults.

      For most defaults under either indenture with respect to any series of debt securities, the trustee will be required to give to the holders of the securities of the series notice of a default known to it within 90 days of the occurrence of the default. For these purposes, a default is defined as the occurrence of any of the events set forth in the events of default in the indenture, without any grace periods and regardless of notice. For defaults described in the fourth bullet from the top in this subsection, the trustee is not to give notice until at least 30 days after the occurrence of the default. The trustee may withhold notice of any default, except in the payment of principal or interest or any sinking fund installment, if it decides in good faith that withholding notice is in the interests of the holders.

      Generally, the trustee is not required to take any action under the relevant indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liabilities. This protection is called an “indemnity.” If they provide this indemnity, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee to exercise any other action permitted under the applicable indenture. The trustee may decline to act if the direction given is contrary to law or the applicable indenture.

      Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and is continuing;

•	The holders of not less than 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	The trustee must not have taken action for 60 days after receipt of the above notice, request and offer of indemnity; and

•	During those 60 days, the holders of a majority in principal amount of the debt securities of the relevant series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of the relevant series.

      However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

Covenants

      The indentures will contain the following covenants:

•	pay the principal of and any premium and interest on the debt securities when due;

•	maintain a place of payment;

•	deposit sufficient funds with the paying agent on or before the due date for any principal, interest or premium payment, or, if D&K acts as its own paying agent, segregate the funds and hold them in trust for the benefit of the holders of the debt securities;

•	maintain D&K’s corporate existence, except as described under “Consolidation, Merger or Sale of Assets” beginning on page 14;

•	pay all material taxes and other specified claims (except those D&K is contesting in good faith) when due; and

•	deliver a certificate to the trustee each year about D&K’s compliance with its obligations under the indenture.

Defeasance and Covenant Defeasance

      The following discussion of defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement.

Full Defeasance

      If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the debt securities of a series (called “full defeasance”) on the 91st day after the date of the deposit referred to in the first bullet below if we satisfy the conditions below:

•	We must deposit in trust for the benefit of all holders of the debt securities a combination of money and U.S. government obligations or U.S. government agency obligations unconditionally guaranteed by the United States (or if the debt securities are in a foreign currency, foreign government securities in the same foreign currency) that will generate enough cash to pay principal and any premium and any interest on the debt securities on their various due dates.

•	There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

•	We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.

•	In the case of any subordinated debt securities, at the time of the deposit referred to above, no payment default on any senior debt may have occurred and be continuing, no acceleration of the maturity of any senior debt upon any event of default may have occurred and be continuing and no other event of default with respect to any senior debt may have occurred and be continuing permitting (after notice or lapse of time or both) the holders of the senior debt or a trustee on their behalf to accelerate the maturity of the senior debt.

•	We must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the above conditions and all other conditions to defeasance under the applicable indenture have been complied with.

      If we ever fully defeased your debt securities, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. If the debt securities are subordinated debt securities, their holders would be released from the subordination provisions described under “Subordination of Subordinated Debt Securities” beginning on page 13.

Covenant Defeasance

      Under current federal tax law, we can make the same type of deposit described above and be released from restrictive covenants relating to your debt security. The release from these covenants is called “covenant defeasance.” In that event, you would lose the protection of these covenants, and any omission to comply with them would not constitute an event of default. You would, however, gain the protection of having money and securities set aside in trust to repay the debt securities. If the debt securities are subordinated, their holders would be released from the subordination provisions described above under “Subordination of Subordinated Debt Securities” beginning on page 13. In order to achieve covenant defeasance, we must do the following:

•	We must deposit in trust for the benefit of all holders of the debt securities a combination of money and U.S. government obligations or U.S. government agency obligations unconditionally guaranteed by the United States (or if the debt securities are in a foreign currency, foreign government securities in the same foreign currency) that will generate enough cash to pay principal and any premium and any interest on the debt securities on their various due dates.

•	We must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make that deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

•	In the case of any subordinated debt securities, at the time of the deposit referred to above, no payment default on any senior debt may have occurred and be continuing, no acceleration of the maturity of any senior debt upon any event of default may have occurred and be continuing and no other event of default with respect to any senior debt may have occurred and be continuing permitting (after notice or lapse of time or both) the holders of the senior debt or a trustee on their behalf to accelerate the maturity of the senior debt.

•	We must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the above conditions and all other conditions to defeasance under the applicable indenture have been complied with.

      If we accomplish covenant defeasance with regard to your debt securities, the following provisions of the applicable indenture and the debt securities would no longer apply:

•	Any covenants applicable to your debt securities.

•	The condition regarding the treatment of liens when we merge or engage in similar transactions as described above under “Consolidation, Merger or Sale of Assets” beginning on page 14.

•	The events of default relating to breach of covenants described above under “Remedies If an Event of Default Occurs” beginning on page 16.

•	If the securities are subordinated, the subordination provisions of the debt securities described above under “Subordination of Subordinated Debt Securities” beginning on page 13.

      If we accomplish covenant defeasance, the holders of the debt securities could still look to us for repayment of those securities if there were a shortfall in the trust deposits. If a remaining event of default occurred and the debt securities became immediately due and payable, there could be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Legal Ownership

Street Name and Other Indirect Owners

      Investors who hold securities in accounts at banks or brokers will generally not be recognized by us as legal holders of securities. This is called holding in “street name.” Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities, either because they agree to do so in their customer agreements or because they are legally required to. If you hold securities in street name, you should check with your own institution to find out:

•	How it handles securities payments and notices.

•	Whether it imposes fees or charges.

•	How it would handle voting if ever required.

•	Whether and how you can instruct it to send you securities registered in your own name so you can be a holder as described below.

•	How it would pursue rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests.

Registered Holders

      Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to persons who are registered as holders of securities. As noted above, we do not have obligations to you if you hold securities in street name or by other indirect means, either because you choose to hold securities in that manner or because the securities are issued in the form of book-entry securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Book-Entry Securities

      What Is a Book-Entry Security? A book-entry security is a special type of indirectly held security, as described above under “Street Name and Other Indirect Owners”. If we choose to issue securities in the form of book-entry securities, the ultimate beneficial owners can only be indirect owners. We do this by requiring that the book-entry security be registered in the name of a financial institution we select and by requiring that the securities included in the book-entry security not be transferred to the name of any other holder unless the special circumstances described below occur. The financial institution that acts as the sole holder of the book-entry security is called the “depositary.” Any person wishing to own a security must do so indirectly by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement will indicate whether we have chosen your series of securities to be issued only in the form of book-entry securities.

      Special Investor Considerations for Book-Entry Securities. As an indirect owner, an investor’s rights relating to a book-entry security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead deal only with the depositary that holds the book-entry security.

      An investor should be aware that if securities are issued only in the form of book-entry securities:

•	The investor cannot get securities registered in his or her own name and cannot receive physical certificates for his or her interest in the securities, except in the special situations we describe below.

•	The investor will be a street name owner and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities. See “Street Name and Other Indirect Owners” beginning on page 20 for information about these procedures.

•	The investor may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

•	The investor may not be able to pledge his or her interest in the securities in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•	The depositary’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the book-entry security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the book-entry security. We and the trustee also do not supervise the depositary in any way.

•	The depositary will require that interests in a book-entry security be purchased or sold within its system using same-day funds and your broker or bank may require you to do so as well

      Special Situations When a Book-Entry Security Will Be Terminated. In a few special situations described below, a book-entry security will terminate and interests in it will be exchanged for physical certificates representing the securities it represented. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in securities transferred to their own name, so that they will be holders. The rights of street name investors and holders in the securities are described under “Street Name and Other Indirect Owners” and “Registered Holders” on page 20.

      The special situations for termination of a book-entry security are:

•	If the depositary notifies us that it is unwilling or unable to continue as depositary, or ceases to be a clearing agency registered under applicable law, and we have not appointed a successor depositary within 90 days.

•	If we notify the trustee that we wish to terminate the book-entry security.

•	If an event of default on the securities has occurred and is continuing. Defaults are discussed above under “Remedies If an Event of Default Occurs” beginning on page 16.

      If a book-entry security is terminated, only the depositary, and not we or the trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the book-entry security will be registered and, therefore, who will be the holders of those securities.

Certificated Debt Securities

      If we issue certificated debt securities, they will be registered in the name of the holder of the debt security. Holders may transfer or exchange these certificated debt securities without the payment of any service charge, other than any tax or other governmental charge, by contacting the trustee.

      We will pay principal of, and any premium and interest on, certificated debt securities at designated places, or we may choose to make these payments by check mailed to the persons in whose names the debt securities are registered or by wire transfer to their accounts, on days specified in the prospectus supplement.

Governing Law

      The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

About the Trustee and Paying Agent

      The trustee under the senior debt indenture and the subordinated debt indenture will be named in the applicable prospectus supplement.

      If an event of default, or an event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded, occurs, the trustee may be considered to have a conflicting interest with respect to the securities offered by this prospectus and any accompanying prospectus supplement, or with respect to the securities outstanding under that other indenture, for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign as trustee under the indenture under which the securities offered by this prospectus and any accompanying prospectus supplement will be issued, and we would be required to appoint a successor trustee.

      At any time, the trustee under either indenture may resign or be removed by the holders of at least a majority in principal amount of any series of the outstanding debt securities of that indenture. If the trustee resigns, is removed or becomes incapable of acting as trustee, or if a vacancy occurs in the office of the trustee for any reason, a successor trustee will be appointed in accordance with the provisions of the indenture.

      The trustee will act as paying agent for the debt securities unless a different paying agent is identified in any prospectus supplement.

DESCRIPTION OF COMMON STOCK

      The following description summarizes the terms of the common stock that we may issue. Because the description below and in any prospectus supplement does not contain all of the information that you may find useful, you should read our Restated Certificate of Incorporation, our by-laws and our Rights Agreement for all of the terms of our common stock. See “Where You Can Find More Information” beginning on page 2 to find out how you can obtain a copy of these documents.

      Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, no par value. We describe our preferred stock under the heading “Description of Preferred Stock” beginning on page 24.

Terms of the Common Stock

      On September 7, 2004, there were 14,057,449 shares of common stock issued and outstanding, 1,249,300 shares held as treasury shares, and 257,421 shares reserved for issuance under our stock option plans.

      Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Subject to preferences applicable to any outstanding shares of our preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore and to share ratably in any distributions by our company in liquidation after all of our debts and obligations have been satisfied. See “Dividend Policy.” Holders of common stock have no preemptive, redemption or conversion rights and there are no sinking fund provisions applicable to the common stock.

      Our common stock is listed on the Nasdaq National Market under the symbol “DKHR”. The transfer agent and registrar of our common stock is Computershare Investor Services, LLC, Chicago, Illinois.

Shareholder Rights Plan

      We have a Shareholder Rights Plan. Under the plan, each of our stockholders has one preferred share purchase right for each share of common stock held by him. The rights are not currently exercisable. The rights become exercisable ten days (or a later date determined by our Board of Directors) after a public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding common stock, or ten business days after the announcement of a tender or exchange offer, or an intention to commence a tender or exchange offer, that would result in beneficial ownership of 15% or more of our outstanding common stock.

      If the rights become exercisable, each right entitles the registered holder to purchase from us one one-thousandth of a share of Series B Junior Participating Preferred Stock at a price of $100 per one one-thousandth of a share, subject to adjustment. In addition, upon the occurrence of certain events, and upon payment of the then current purchase price, the rights may “flip in” and entitle holders to buy our common stock or shares of Series B Participating Preferred Stock (which is designed to be equivalent to our common stock), or “flip over” and entitle holders to buy common stock in an acquiring entity, in such amount that the market value is equal to twice the then current purchase price. In addition, under certain conditions, our Board of Directors may, at its option, exchange part or all of the rights for (i) shares of our common stock at an exchange ratio of one share for every right or, if we have insufficient shares of authorized but unissued common stock, (ii) into shares of Series B Participating Preferred Stock of equivalent value to our common stock.

      The rights are nonvoting and may be redeemed by us for $0.005 per right at any time before they become exercisable. The rights expire November 12, 2008.

Provisions With Possible Anti-Takeover Effects

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (1) the interested stockholder attained such status with the approval of the Board of Directors; (2) the business combination is approved in a prescribed manner; or (3) certain other specified conditions are satisfied. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years did own, 15% or more of the corporation’s voting stock.

      As described under “Shareholder Rights Plan” above, we have adopted a shareholder rights plan that has the effect of providing our stockholders with the right to purchase shares of our common stock or a class of preferred stock equivalent to our common stock, or securities of an acquiring company, at half the market price under certain circumstances involving a potential change in control of our company that has not been approved by our Board of Directors.

      Certain provisions of our Certificate of Incorporation and Bylaws may delay or make more difficult unsolicited acquisitions or changes of control of our company. Such provisions may enable us to develop our business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by our Board of Directors to be in the best interest of our company and our stockholders. However, such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of our company, although such proposals, if made, might be considered desirable by a majority of our stockholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current Board of Directors. These provisions include (1) the availability of capital stock for issuance from time to time at the discretion of the Board of Directors, (2) the ability of the Board of Directors to increase the size of the Board of Directors and to appoint directors to newly created directorships, and (3) the existence of a classified Board of Directors.

DESCRIPTION OF PREFERRED STOCK

      The following description summarizes the terms of the preferred stock that we may issue. The prospectus supplement for a particular series of preferred stock will describe the specific terms of that series. Because the description below and in any prospectus supplement does not contain all of the information you may find useful, you should read our Restated Certificate of Incorporation, the Certificate of Designations for the applicable series of preferred stock and our by-laws for all of the terms of the preferred stock. See “Where You Can Find More Information” beginning on page 2 to find out how you can obtain a copy of these documents.

Authority of the Board to Issue Preferred Stock

      We are authorized to issue, from time to time without stockholder approval, up to 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined by the Board of Directors. Any series of preferred stock so authorized may have dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power, dividend rights or other rights of the holders of the common stock. On the date of this prospectus, no shares of preferred stock were outstanding, but 300,000 shares of Series B Junior Participating Preferred Stock were authorized and reserved for issuance under the Shareholder Rights Plan described above.

      The Board of Directors’ authority to issue preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, thereby protecting the continuity of our management. The issuance of preferred stock by our Board of Directors pursuant to such authority may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank senior in priority to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

      Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.

      The transfer agent and registrar for the preferred stock will be identified in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

      We may elect to offer fractional interests in shares of preferred stock, rather than offer whole shares of preferred stock. If we choose to do this, we will provide for the issuance by a depositary to the public of receipts for depositary shares. Each depositary share will represent fractional interests of a particular series of preferred stock.

      The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company, which we will select. The bank or trust company must have its principal office in the United States and a combined capital and surplus of at least $500,000,000. The prospectus supplement relating to a series of depositary shares will state the name and address of the depositary. Unless otherwise provided by the deposit agreement, each owner of depositary shares will be entitled, in proportion to the applicable fractional interests in shares of preferred stock underlying the depositary shares, to all the rights and preferences of the preferred stock underlying the depositary shares including dividend, voting, redemption, conversion and liquidation rights.

      The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional interests in shares of the related series of preferred stock in accordance with the terms of the offering described in the related prospectus supplement.

Dividends and Other Distributions

      The depositary will distribute all cash dividends or other cash distributions received in respect of preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the numbers of the depositary shares owned by the holders on the relevant record date. The depositary will distribute only an amount, however, that can be distributed without attributing to any holder of depositary shares a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record holders of depositary shares.

      If there is a non-cash distribution, the depositary will distribute property received by it to the record holders of depositary shares entitled to it, unless the depositary determines that it is not feasible to make the distribution. If this happens, the depositary may, with our approval, sell the property and distribute the net sale proceeds to the holders. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights that we offer to holders of the preferred stock will be made available to the holders of depositary shares.

Redemption of Depositary Shares

      If a series of the preferred stock underlying the depositary shares is redeemed in whole or in part, the depositary shares will be redeemed from the redemption proceeds received by the depositary. The depositary will mail notice of redemption not less than 30, and not more than 60, days before the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary’s books. The redemption price for each depositary share will be equal to the applicable fraction of the redemption price for each share payable with respect to the series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem on the same redemption date the number of depositary shares relating to the shares of preferred stock so redeemed. If less than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionally as may be determined by the depositary.

      After the date fixed for redemption, the depositary shares called for redemption will no longer be considered outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the money, securities or other property payable upon the redemption and any money, securities or other property to which the holders of the redeemed depositary shares were entitled upon surrender to the depositary of the depositary receipts evidencing the depositary shares.

Voting the Preferred Stock

      Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to the preferred stock. Each record holder of depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary how to exercise the voting rights pertaining to the number of shares of preferred stock underlying the holder’s depositary shares. The depositary will endeavor, to the extent practicable, to vote the number of shares of preferred stock underlying the depositary shares in accordance with these instructions, and we will agree to take all action which the depositary may consider necessary in order to enable the depositary to vote the shares.

Amendment and Termination of Depositary Agreement

      We may enter into an agreement with the depositary at any time to amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, the holders of a majority of the depositary shares must approve any amendment which materially and adversely alters the rights of the existing holders of depositary shares. We or the depositary may terminate the deposit agreement only if (a) all outstanding depositary shares issued under the agreement have been redeemed or (b) a final distribution in connection with any liquidation, dissolution or winding up has been made to the holders of the depositary shares.

Charges of Depositary

      We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering to us notice of its election to resign, and we may at any time remove the depositary. Any resignation or removal will take effect when a successor depositary has been appointed and has accepted the appointment. Appointment must occur within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $500,000,000.

Miscellaneous

      The depositary will forward to the holders of depositary shares all reports and communications that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock. Neither the depositary nor D&K will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of D&K and the depositary under the deposit agreement will be limited to performance in good faith of their duties under the agreement and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless the holders provide them with satisfactory indemnity. They may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents they believe to be genuine.

DESCRIPTION OF WARRANTS

      We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

      The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Exercise of Warrants

      Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities, at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the prospectus supplement relating to the warrants, unless otherwise specified in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the prospectus supplement relating to the warrants. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the debt or equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

      We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula stated in the stock purchase contracts.

      The stock purchase contracts may be issued separately or as part of units that we call “stock purchase units.” Stock purchase units consist of a stock purchase contract and either our debt securities or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the common stock under the stock purchase contracts.

      The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner.

      The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will only be a summary, and you should read the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

      We may sell the securities through agents, underwriters or dealers, or directly to one or more purchasers.

      We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

      If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions stated in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

      We may also sell securities directly to one or more purchasers without using underwriters or agents.

      Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their business.

      Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock, which is listed on the Nasdaq National Market. We may elect to list any other class or series of securities on any exchange or automated quotation system, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

      Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

      We expect that the net proceeds from the sale of some of the securities under this registration statement will be used to reduce borrowings under our bank credit facility and that affiliates of some of the lenders under that facility will participate in offerings of the securities as underwriters. Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. will apply to any offering whose net proceeds will be used to reduce borrowings under the credit facility owed to affiliates of underwriters participating in the offering.

LEGAL OPINION

      The validity of the offered securities will be passed upon for us by Armstrong Teasdale LLP, St. Louis, Missouri, as our counsel.

EXPERTS

      The consolidated financial statements of D&K Healthcare Resources, Inc. and subsidiaries as of June 30, 2004 and 2003, and for each of the years in the three-year period ended June 30, 2004, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Such report refers to a change in accounting for goodwill and intangible assets.

      The consolidated financial statements and related consolidated financial statement schedule for Walsh HealthCare Solutions, Inc. appearing in the Form 8-K/ A dated February 13, 2004, of D&K Healthcare Resources, Inc., for the fiscal year ended April 30, 2003 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, if any, all of which will be paid by the registrant:

SEC Registration Fee	$25,340
Printing and Engraving Expenses	$75,000	*
Trustee’s Charges	$10,000	*
Accounting Fees	$200,000	*
Rating Agency Fees	$75,000	*
Legal Fees	$250,000	*
Miscellaneous Fees and Expenses	$25,000	*

Total	$660,340	*

*	Estimated — assuming three offerings

Item 15.	Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

      Article 8.B of the registrant’s Certificate of Incorporation provides that the registrant shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons who the registrant may indemnity under Section 145.

      Article 8.A of the registrant’s Certificate of Incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director’s duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and (iv) transaction from which the director derived an improper personal benefit.

      Article VII of the registrant’s By-laws provides, in general, that the registrant shall indemnify its directors and officers to the full extent allowed under law.

Item 16.	Exhibits.

      A list of exhibits is set forth in the Exhibit Index appearing elsewhere in this Registration Statement and is incorporated by reference.

Item 17.	Undertakings.

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1)

or (4) or 497(h) pursuant to the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on this Pre-Effective Amendment No. 2 to Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, State of Missouri, on October 15, 2004.

D&K HEALTHCARE RESOURCES, INC.

By:	/s/ J. HORD ARMSTRONG, III

J. Hord Armstrong, III
Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. HORD ARMSTRONG, III J. Hord Armstrong III	Chairman, Chief Executive Officer, Treasurer and Director (principal executive officer)	October 15, 2004

/s/ MARTIN D. WILSON* Martin D. Wilson	President, Chief Operating Officer, and Director	October 15, 2004

/s/ THOMAS S. HILTON Thomas S. Hilton	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	October 15, 2004

/s/ RICHARD F. FORD* Richard F. Ford	Director	October 15, 2004

/s/ BRYAN H. LAWRENCE* Bryan H. Lawrence	Director	October 15, 2004

/s/ HARVEY C. JEWETT, IV* Harvey C. Jewett, IV	Director	October 15, 2004

/s/ THOMAS F. PATTON* Thomas F. Patton	Director	October 15, 2004

/s/ LOUIS B. SUSMAN* Louis B. Susman	Director	October 15, 2004

Signature	Title	Date

/s/ MARY ANN VAN LOKEREN* Mary Ann Van Lokeren	Director	October 15, 2004

*By: /s/ J. HORD ARMSTRONG, III J. Hord Armstrong, III Attorney in Fact

INDEX TO EXHIBITS

Exhibit
Number		Description of Exhibit

1	.1*	Form of Underwriting Agreement.
4.1		Form of Indenture (Senior Debt Securities).
4.2		Form of Indenture (Subordinated Debt Securities).
4	.3*	Form of Deposit Agreement.
4	.4*	Form of Certificate of Designations.
4	.5*	Form of Warrant Agreement.
5	.1**	Opinion of Armstrong Teasdale LLP, counsel to the Registrant.
12	.1**	Computation of Ratios of Earnings to Fixed Charges.
23	.1**	Consent of Armstrong Teasdale LLP included in their opinion filed as Exhibit 5.1.
23.2		Consent of KPMG LLP.
23.3		Consent of Ernst & Young LLP.
24	.1**	Power of Attorney (included on page II-4 of the Form S-3 as initially filed).
25	.1*	Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of 1939 (Senior Debt Securities)
25	.2*	Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of 1939 (Subordinated Debt Securities)

*	To be filed as an exhibit to an amendment hereto or as an exhibit to a document to be incorporated by reference herein.

**	Filed previously.